UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 23, 2024
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Centennial; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On February 23, 2024, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on February 26, 2024 and is expected to be paid on February 26, 2024. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated November 27, 2023 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.077
Soapstone	$ 0.060
Pecan	$ 0.067
Patrick	$ 0.033
Plumtree	$ 0.077
Chaparral	$ 0.067
Splash	$ 0.063
Tuscan	$ 0.033
Salem	$ 0.047
Malbec	$ 0.047
Pinot	$ 0.050
Luna	$ 0.050
Kingsley	$ 0.040
Shoreline	$ 0.033
Holloway	$ 0.043
Badminton	$ 0.027
Eastfair	$ 0.043
Centennial	$ 0.037
Mojave	$ 0.050
Wentworth	$ 0.063
Cupcake	$ 0.063
Basil	$ 0.033
Lallie	$ 0.022
Dewberry	$ 0.033
Spencer	$ 0.043
Summerset	$ 0.017
Roseberry	$ 0.037
Windsor	$ 0.050
Meadow	$ 0.023
Saddlebred	$ 0.020
Odessa	$ 0.020
Lily	$ 0.010
Saturn	$ 0.030
Sugar	$ 0.027
Coatbridge	$ 0.033
Lennox	$ 0.050
Olive	$ 0.033
Dawson	$ 0.027
Ridge	$ 0.047
Bayside	$ 0.047
Elm	$ 0.027
River	$ 0.050
Amber	$ 0.020
Westchester	$ 0.043
Jupiter	$ 0.023
Weldon	$ 0.023
Holland	$ 0.023
Elevation	$ 0.017
Oly	$ 0.030
McLovin	$ 0.033
Matchingham	$ 0.060
Rooney	$ 0.023
Diablo	$ 0.020
KerriAnn	$ 0.020
Sigma	$ 0.030
Grant	$ 0.033
Bandelier	$ 0.023
Ensenada	$ 0.033
Davidson	$ 0.023
Vernon	$ 0.030
Murphy	$ 0.047
Dolittle	$ 0.033
Butter	$ 0.037
Ribbonwalk	$ 0.023
Scepter	$ 0.023
Saint	$ 0.040
Lovejoy	$ 0.033
Emporia	$ 0.027
Tuxford	$ 0.027
Greenhill	$ 0.040
Kawana	$ 0.037
Chelsea	$ 0.040
Terracotta	$ 0.040
Hollandaise	$ 0.030
Hadden	$ 0.050
Avebury	$ 0.030
Tulip	$ 0.027
Jack	$ 0.023
Bedford	$ 0.053
Louise	$ 0.043
Gardens	$ 0.040
Peanut	$ 0.033
100	$ 0.030
Grove	$ 0.023
Lanier	$ 0.030
McGregor	$ 0.027
Point	$ 0.030
Roxy	$ 0.020
Wisteria	$ 0.020
Heron	$ 0.027
Stonebriar	$ 0.023
Heritage	$ 0.027
Magnolia	$ 0.027
Kirkwood	$ 0.023
Rosewood	$ 0.020
Apollo	$ 0.027
Baron	$ 0.017
Swift	$ 0.023
Wescott	$ 0.017
Wildwood	$ 0.027
Madison	$ 0.020
Abbington	$ 0.017
Burlington	$ 0.017
Lannister	$ 0.023
Nugget	$ 0.023
Pearl	$ 0.027
Hines	$ 0.023
101	$ 0.010
Jake	$ 0.017
Holcomb	$ 0.023
Latte	$ 0.020
Dunbar	$ 0.017
Lookout	$ 0.023
Reynolds	$ 0.023
Kennesaw	$ 0.020
Pioneer	$ 0.017
Bazzel	$ 0.017
June	$ 0.017
Johnny	$ 0.020
Osprey	$ 0.020
Collier	$ 0.023
Folly	$ 0.023
Dorchester	$ 0.023
Dogwood	$ 0.030
Walton	$ 0.020
Clover	$ 0.033
Dolly	$ 0.010
Kenny	$ 0.010
Creekside	$ 0.033
Willow	$ 0.030
Wilson	$ 0.030
Daisy	$ 0.030
Sodalis	$ 0.020
Loretta	$ 0.010
Conway	$ 0.010
Belle	$ 0.017
Chitwood	$ 0.030
Spring	$ 0.030
Highland	$ 0.023
Wellington	$ 0.030
Braxton	$ 0.040
Reginald	$ 0.017
Camino	$ 0.033
Winston	$ 0.030
Inglewood	$ 0.020
Richardson	$ 0.030
Cumberland	$ 0.030
Bonneau	$ 0.023
Blossom	$ 0.033
Marcelo	$ 0.037
Taylor	$ 0.020
Aster	$ 0.017
Quincy	$ 0.020
Jill	$ 0.027
Marietta	$ 0.027
Mae	$ 0.030
Chester	$ 0.020
Shallowford	$ 0.027
Cypress	$ 0.020
Harrison	$ 0.020
Piedmont	$ 0.020
Kessler	$ 0.017
Creekwood	$ 0.020
Hansel	$ 0.027
Falcon	$ 0.040
Eagle	$ 0.043
Goose	$ 0.047
Gretal	$ 0.027
Mimosa	$ 0.040
Redondo	$ 0.027
Sundance	$ 0.030
Chickamauga	$ 0.033
Sequoyah	$ 0.030
Litton	$ 0.037
Brainerd	$ 0.037
Brooklyn	$ 0.030
Lurleen	$ 0.040
Regency	$ 0.043
Sunnyside	$ 0.047
Korin	$ 0.040
Dops	$ 0.040
Sajni	$ 0.040
Tuscarora	$ 0.037
Salinas	$ 0.030
Hansard	$ 0.040
Jefferson	$ 0.040
Marie	$ 0.043
Ella	$ 0.037
Cove	$ 0.040
Belvedere	$ 0.040
Avondale	$ 0.033
Mycroft	$ 0.040
Longwoods	$ 0.033
Louis	$ 0.033
Fenwick	$ 0.037
Sims	$ 0.033
Osceola	$ 0.033
Augusta	$ 0.033
Cawley	$ 0.037
Bella	$ 0.037
Foster	$ 0.043
Franklin	$ 0.030
General	$ 0.037
Marion	$ 0.033
Marple	$ 0.040
Mary	$ 0.037
Onyx	$ 0.033
Palmer	$ 0.033
Porthos	$ 0.040
Simon	$ 0.037
Theodore	$ 0.033
Chinook	$ 0.037
Bergenia	$ 0.037
Felix	$ 0.037
Oscar	$ 0.033
Ellen	$ 0.030
Alvin	$ 0.037
Ballinger	$ 0.034
Briarwood	$ 0.041
Eastwood	$ 0.037
Abernant	$ 0.037
Calvin	$ 0.037
Fletcher	$ 0.044
Irene	$ 0.044
Peterson	$ 0.041
Richmond	$ 0.037
Winchester	$ 0.041

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 23, 2024.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer